Exhibit 99.2

LI BANG INTERNATIONAL CORPORATION INC.

No. 190 Xizhang Road, Gushan Town

Jiangyin City, Jiangsu Province

People’s Republic of China

PROXY STATEMENT

General

The board of directors of Li Bang International Corporation Inc., a Cayman Islands exempted company (the “Company” and the “Board of Directors”), is soliciting proxies for the extraordinary general meeting of shareholders of the Company (the “Meeting” or the “EGM”) to be held on April 30, 2026 at 6:00 p.m., Beijing Time (April 30, 2026 at 6:00 a.m., Eastern Time). The Meeting will be held at the principal offices of the Company located at No. 190 Xizhang Road, Gushan Town, Jiangyin City, Jiangsu Province, People’s Republic of China.

This Proxy Statement can be accessed, free of charge, at https://www.transhare.com/libang from April 8, 2026, and will first be mailed to holders of Class A ordinary shares of par value US$0.01 each (the “Class A Ordinary Shares”) and Class B ordinary shares of par value US$0.01 each (the “Class B Ordinary Shares,” and collectively with the Class A Ordinary Shares, the “Shares”) of the Company on or about April 8, 2026.

Record Date and Quorum

Only shareholders of record at the close of business on April 6, 2026 (the “Record Date”) are entitled to vote at the Meeting. As of the Record Date, 3,204,042 Class A Ordinary Shares and 154,360 Class B Ordinary Shares were issued and outstanding. The presence, in person or by proxy or through their authorized representative, of one or more shareholders holding at least one-third of all of the Shares in issue and entitled to vote will constitute a quorum at the Meeting.

Voting and Solicitation

Each Class A Ordinary Share in issue as at the Record Date is entitled to one (1) vote and each Class B Ordinary Share in issue as at the Record Date is entitled to fifteen (15) votes. Each resolution put to the vote at the Meeting will be decided on a show of hands, unless the Board of Directors demands before the Meeting that voting shall be conducted by poll or a poll is, before, on or after the declaration of the result of the show of hands, demanded by (i) the chairman of the Meeting or (ii) one or more shareholder present in person or by proxy and holding Shares representing at least ten percent (10%) of all of the issued Shares giving a right to attend and vote at the Meeting.

Copies of solicitation materials will be furnished to all holders of Shares of the Company, including banks, brokerage houses, fiduciaries and custodians holding in their names the Shares beneficially owned by others to forward to those beneficial owners.

Voting on the proposals and the submission of the form of proxy must comply with the instructions set out in the form of proxy.

In order to be valid, your valid voting instructions and the proxy must be received not less than 48 hours before the time fixed for holding the Meeting or any adjournment thereof, together with the power of attorney or other authority (if any) under which it is signed or a certified copy thereof. TO VOTE ONLINE: Go to <www.Transhare.com> and click on Vote Your Proxy and enter your control number. TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com. TO VOTE BY FAX: Please fax the proxy card to 1.727.269.5616. TO VOTE BY MAIL: Please sign, date and mail to:

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

United States of America

Approval of Proposals 1 and 6 below requires the affirmative vote of a simple majority of the votes cast at the Meeting.

Approval of Proposals 2 to 5 below requires the affirmative vote of a majority of not less than two-thirds of the votes cast at the Meeting.

When proxies are properly dated, executed and returned by holders of Shares, the Shares they represent will be voted at the Meeting, or at any adjournment thereof, in accordance with the instructions of the shareholders. If no specific instructions are given by such holders, the proxy holder will vote or abstain at his/her discretion, as he/she will on any other matters that may properly come before the Meeting, or at any adjournment thereof.

Abstentions by holders of Shares will be counted for purposes of determining the number of Shares present at the Meeting, but will not be counted as votes for or against any proposal.

Revocability of Proxies

Any shareholder executing a proxy pursuant to this solicitation has the power to revoke such proxy at any time prior to its exercise. You may revoke your proxy prior to its exercise by:

●	filing with us a written notice of revocation of your proxy,

●	submitting a properly executed Proxy Form bearing a later date, or

●	attending and voting in person at the Meeting.

Full Text of Resolutions

The full text of each resolution to be voted upon at the Meeting pursuant to Proposals 1 to 6 below is set forth in the Proxy Form accompanying this Proxy Statement.

PROPOSAL 1: SHARE CAPITAL INCREASE

Holders of Shares are asked to consider and approve a proposal to increase the authorized share capital of the Company from: USD31,505,000 divided into 3,150,000,000 class A ordinary shares of par value of USD0.01 each and 500,000 class B ordinary shares of par value of USD0.01 each, to: USD35,000,000 divided into 3,150,000,000 class A ordinary shares of par value of USD0.01 each and 350,000,000 class B ordinary shares of par value of USD0.01 each, by increasing the number of authorized class B ordinary shares from 500,000 to 350,000,000 (the “Share Capital Increase”).

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE SHARE CAPITAL INCREASE.

PROPOSAL 2: ADOPTION OF AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION TO REFLECT THE SHARE CAPITAL INCREASE

Holders of Shares are asked to consider and, subject to and with effect immediately following the Share Capital Increase being effected, approve a proposal to adopt the amended and restated memorandum of association, in the form attached hereto as Exhibit A, in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Capital Increase.

The only substantive change to be made to the Company’s current memorandum of association pursuant to this Proposal No. 2 is to update paragraph 5 of the Company’s existing memorandum of association, which describes the authorized share capital of the Company.

This proposal must be passed by affirmative (“FOR”) votes of a majority of not less than two-thirds of the votes cast by shares present or represented by proxy and entitled to vote at the Meeting. This proposal is conditional upon Proposal 1 above being passed at the Meeting. If this proposal is approved but Proposal 1 is not approved, this proposal shall have no effect.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION TO REFLECT THE SHARE CAPITAL INCREASE.

PROPOSAL 3: SHARE CAPITAL REDUCTION AND REORGANIZATION

Holders of Shares are asked to consider and, subject to the Share Capital Increase being effected and all further requirements prescribed by sections 14, 14A and 14B of the Companies Act (Revised) of the Cayman Islands (the “Companies Act”) relating to share capital reductions being complied with, approve a proposal for a reduction and reorganization of the share capital of the Company from USD35,000,000 divided into 3,150,000,000 class A ordinary shares of par value of USD0.01 each and 350,000,000 class B ordinary shares of par value of USD0.01 each, to USD35,000 divided into 3,150,000,000 class A ordinary shares of par value of USD0.00001 each and 350,000,000 class B ordinary shares of par value of USD0.00001 each. The full text of the resolution is provided in the accompanying notice to the Meeting.

It is noted that the Companies (Amendment) Act, 2024 of the Cayman Islands (the “Amendment Act”), which amended the Companies Act, came into force on 1 January 2026. Amongst other things, the Amendment Act allows companies limited by shares or by guarantee to reduce their share capital without the need for court approval by passing a special resolution supported by a solvency statement (the “Solvency Statement”) signed by a director no more than 30 days before the date on which the special resolution is passed (the “New Share Capital Reduction Regime”). Under the Amendment Act, “solvency statement” is defined as “a statement made in the prescribed form to the effect that a full enquiry into the company’s affairs has been made and to the best of the directors’ knowledge and belief the company will be able to pay its debts as they fall due in the ordinary course of business commencing on the date of the statement.” The form of Solvency Statement has not yet been prescribed by the Cayman Islands Government or the Registrar of Companies of the Cayman Islands and, accordingly, companies limited by shares or by guarantee are not yet able to take advantage of the New Share Capital Reduction Regime.

Notwithstanding the above, the board of directors consider it to be in the best interests of the Company to present the following proposal to the shareholders of the Company at the Meeting to approve the Share Capital Reduction so that the Company may proceed with the Share Capital Reduction in the event that the form of the Solvency Statement is prescribed before the date of the Meeting.

It is noted that the directors of the Company, in accordance with the New Share Capital Reduction Regime, have determined that, having made a full enquiry into the affairs of the Company, to the best of their knowledge and belief, the Company is and will be able to pay its debts as they fall due in the ordinary course of business.

This proposal must be passed by affirmative (“FOR”) votes of a majority of not less than two-thirds of the votes cast by shares present or represented by proxy and entitled to vote at the Meeting. This proposal is conditional upon Proposal 1 above being passed at the Meeting. If this proposal is approved but Proposal 1 is not approved, this proposal shall have no effect.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE SHARE CAPITAL REDUCTION AND REORGANIZATION.

PROPOSAL 4: ADOPTION OF AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION TO REFLECT THE SHARE CAPITAL REDUCTION AND REORGANIZATION

Holders of Shares are asked to consider and, subject to and with effect immediately following the Share Capital Reduction and Reorganization being effected, adopt the amended and restated memorandum of association, in the form attached hereto as Exhibit B, in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Capital Reduction and Reorganization. The only substantive change to be made to the Company’s existing memorandum of association pursuant to this Proposal No. 4 is to update paragraph 5 of the Company’s existing memorandum of association, which describes the authorized share capital of the Company.

This proposal must be passed by affirmative (“FOR”) votes of a majority of not less than two-thirds of the votes cast by shares present or represented by proxy and entitled to vote at the Meeting. This proposal is conditional upon Proposal 3 above being passed at the Meeting. If this proposal is approved but Proposal 3 is not approved, this proposal shall have no effect.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION TO REFLECT THE SHARE CAPITAL REDUCTION AND REORGANIZATION.

PROPOSAL 5: THE SHARE CONSOLIDATION

Holders of Shares are asked to consider and, by special resolutions, (a) to authorize the board of directors of the Company (the “Board”) to effect a consolidation of the issued and unissued share capital of the Company at the ratio of one (1)-for-two hundred (200), whereby two hundred (200) ordinary shares of the Company be consolidated into one (1) ordinary share of the Company (the “Share Consolidation”), with the exact effective date of the Share Consolidation to be determined by the Board of Directors in its sole discretion within two (2) years after the date of passing of this resolution; (b) to approve the rounding up of any fractional shares resulting from the Share Consolidation to the next whole ordinary share; (c) to adopt the amended and restated memorandum of association of the Company, in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Consolidation; and (d) to authorize any director or officer of the Company to perform all such acts and execute all such documents, including under seal where applicable, as the Board considers necessary or desirable to give effect to the Share Consolidation and the transactions contemplated thereunder, including determining the exact effective date of the Share Consolidation and instructing the registered office provider of the Company to complete the necessary corporate record(s) and filing(s) to reflect the Share Consolidation.

This proposal must be passed by affirmative (“FOR”) votes of a majority of not less than two-thirds of the votes cast by shares present or represented by proxy and entitled to vote at the Meeting. If the shareholders approve this proposal, the Board of Directors will have the authority to effect the Share Consolidation.

Purpose and Effects of the Share Consolidation

The Company’s Class A Ordinary Shares are currently listed on the Nasdaq Capital Market under the symbol “LBGJ.” Among other requirements, the listing maintenance standards established by Nasdaq require the Class A Ordinary Shares to have a minimum closing bid price of at least $1.00 per share. Pursuant to the Nasdaq Marketplace Rule 5550(a)(2) (the “Minimum Bid Price Rule”), if the closing bid price of the Class A Ordinary Shares is not equal to or greater than $1.00 for 30 consecutive business days, Nasdaq will send a deficiency notice to the Company. Thereafter, if the Ordinary Shares do not close at a minimum bid price of $1.00 or more for 10 consecutive business days within 180 calendar days of the deficiency notice, Nasdaq may determine to delist the Class A Ordinary Shares.

The Board of Directors’ primary objective in proposing the Share Consolidation is to raise the per share trading price of the Class A Ordinary Shares of the Company. In particular, this will help us to maintain the listing of our Class A Ordinary Shares on Nasdaq. The Board of Directors believes that the proposed Share Consolidation is a potentially effective means for us to comply with the Minimum Bid Price Rule and to avoid, or at least mitigate, the likely adverse consequences of our Class A Ordinary Shares being delisted from Nasdaq by producing the immediate effect of increasing the bid price of our Class A Ordinary Shares.

In the event the Class A Ordinary Shares were no longer eligible for continued listing on Nasdaq, the Company could be forced to seek to be traded on the OTC Bulletin Board or in the “pink sheets.” These alternative markets are generally considered to be less efficient than, and not as broad as, Nasdaq, and therefore less desirable. Accordingly, the Board of Directors believes delisting of the Ordinary Shares would likely have a negative impact on the liquidity and market price of the Class A Ordinary Shares and may increase the spread between the “bid” and “ask” prices quoted by market makers.

The Board of Directors has considered the potential harm to the Company of a delisting from Nasdaq and believes that delisting could, among other things, adversely affect (i) the trading price of the Class A Ordinary Shares, and (ii) the liquidity and marketability of the Class A Ordinary Shares. This could reduce the ability of holders of the Class A Ordinary Shares to purchase or sell Class A Ordinary Shares as quickly and as inexpensively as they have done historically. Furthermore, if the Class A Ordinary Shares were no longer listed on Nasdaq, it may reduce the Company’s access to capital and cause the Company to have less flexibility in responding to its capital requirements. Certain institutional investors may also be less interested or prohibited from investing in the Class A Ordinary Shares, which may cause the market price of the Class A Ordinary Shares to decline.

Trading of the Class A Ordinary Shares

When the Share Consolidation is implemented, the Class A Ordinary Shares will begin trading on a post-consolidation basis on the effective date to be determined by the Board of Directors and will be announced by press release by the Company (the “Effective Date”). In connection with the Share Consolidation, the CUSIP number of the Class A Ordinary Shares (which is an identifier used by participants in the securities industry to identify our Class A Ordinary Shares) will change.

Fractional Shares

Where the consolidation of existing Shares held by any one shareholder of the Company will result in a number which is not a whole number, the number of the consolidated Shares to be held by such shareholder following and as a result of the Share Consolidation shall be rounded up to the next whole number (and the Company shall issue such fraction of a consolidated Share as shall be necessary to achieve such whole number).

Authorized Shares and Adoption of New M&A

The Share Consolidation will affect the authorized shares of the Company under the amended and restated memorandum and articles of association in effect at the time of Effective Date (the “Then Existing M&A”), and the Company will amend the Then Existing M&A and adopt the amended and restated memorandum and articles of association to reflect the Share Consolidation.

Street Name Holders of Pre-Consolidation Class A Ordinary Shares

The Company intends for the Share Consolidation to treat shareholders holding existing Class A Ordinary Shares in street name through a nominee (such as a bank or broker) in the same manner as shareholders whose shares are registered in their names. Nominees will be instructed to effect the Share Consolidation for their beneficial holders. However, nominees may have different procedures. Accordingly, shareholders holding existing Class A Ordinary Shares in street name should contact their nominees.

Share Certificates

Mandatory surrender of certificates by shareholders is not required. The Company’s transfer agent will adjust the record books of the Company to reflect the Share Consolidation as of the Effective Date. New certificates will not be mailed to shareholders.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE SHARE CONSOLIDATION.

PROPOSAL 6: THE ADJOURNMENT

The adjournment proposal, if approved, will request the chairman of the Meeting (who has agreed to act accordingly) to adjourn the Meeting to a later date or dates to permit further solicitation of proxies. The adjournment proposal will only be presented to our shareholders in the event, based on the tabulated votes, there are not sufficient votes at the time of the Meeting to approve the proposals 1 to 5 in this proxy statement.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADJOURNMENT.

OTHER MATTERS

We know of no other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors,

Feng Huang
Chairman of the Board of Directors
Dated: April 8, 2026

EXHIBIT A

Amended and Restated Memorandum of Association in Proposal No. 2

THE COMPANIES ACT (REVISED)

OF THE CAYMAN ISLANDS

AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

Li Bang International Corporation Inc.

(adopted pursuant to Special Resolutions of the Company passed on [•], 2026)

1	NAME

The name of the Company is Li Bang International Corporation Inc.

2	STATUS

The Company is a company limited by shares.

3	REGISTERED OFFICE

The registered office of the Company is at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands or at such other place as the Directors may from time to time decide.

4	OBJECTS AND CAPACITY

Subject to paragraph 9 of this Memorandum, the objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands. The Company is a body corporate capable of exercising all the functions of a natural person of full capacity, irrespective of any question of corporate benefit.

5	SHARE CAPITAL

The authorised share capital of the Company is USD 35,000,000 divided into 3,150,000,000 class A ordinary shares of par value of USD 0.01 each and 350,000,000 class B ordinary shares of par value of USD 0.01 each.

6	LIABILITY OF MEMBERS

The liability of each Member is limited to the amount from time to time unpaid on such Member’s Shares.

7	CONTINUATION

The Company may exercise the powers contained in the Companies Act to transfer and be registered by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be de-registered in the Cayman Islands.

8	DEFINITIONS

Capitalised terms used and not defined in this Memorandum of Association shall bear the same meaning as those given in the Articles of Association of the Company.

9	EXEMPTED COMPANY

The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this section shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

10	FINANCIAL YEAR

The financial year end of the Company is 30 June or such other date as the Directors may from time to time decide.

EXHIBIT B

Amended and Restated Memorandum of Association in Proposal No. 4

THE COMPANIES ACT (REVISED)

OF THE CAYMAN ISLANDS

AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

Li Bang International Corporation Inc.

(adopted pursuant to Special Resolutions of the Company passed on [•], 2026)

1	NAME

The name of the Company is Li Bang International Corporation Inc.

2	STATUS

The Company is a company limited by shares.

3	REGISTERED OFFICE

The registered office of the Company is at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands or at such other place as the Directors may from time to time decide.

4	OBJECTS AND CAPACITY

Subject to paragraph 9 of this Memorandum, the objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands. The Company is a body corporate capable of exercising all the functions of a natural person of full capacity, irrespective of any question of corporate benefit.

5	SHARE CAPITAL

The authorised share capital of the Company is USD 35,000 divided into 3,150,000,000 class A ordinary shares of par value of USD 0.00001 each and 350,000,000 class B ordinary shares of par value of USD 0.00001 each.

6	LIABILITY OF MEMBERS

The liability of each Member is limited to the amount from time to time unpaid on such Member’s Shares.

7	CONTINUATION

The Company may exercise the powers contained in the Companies Act to transfer and be registered by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be de-registered in the Cayman Islands.

8	DEFINITIONS

Capitalised terms used and not defined in this Memorandum of Association shall bear the same meaning as those given in the Articles of Association of the Company.

9	EXEMPTED COMPANY

The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this section shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

10	FINANCIAL YEAR

The financial year end of the Company is 30 June or such other date as the Directors may from time to time decide.